Exhibit 99.2

TRANSLATION

February 14, 2019

To whom it may concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto,
Chief Executive Officer and Chairman of the Board
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Revision of Forecasts

FRONTEO, Inc. (the “Company”) announces the following revisions to the consolidated forecasts, which were released on May 15, 2018.

Revisions of Consolidated Forecasts for the Year Ending March 31, 2019
(from April 1, 2018 to March 31, 2019)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	13,800	700	600	300	7.89
Revised forecasts (B)	11,421	246	139	14	0.37
Differences (B) — (A)	(2,379)	(454)	(461)	(286)
Changes (%)	(17.2)	(64.9)	(76.8)	(95.3)
(Reference) Actual results for the year ended March 31, 2018	12,217	177	(16)	(828)	(21.79)

Reasons for the Revisions

With respect to the consolidated financial results for the year ending March 31, 2019, in the Legal Tech business, the Company and its consolidated subsidiaries (the “Group”) focused its efforts on winning large-scale projects with companies, in particular in Asia, creating a cross-border operating platform. The Legal Tech business aimed to win some large contracts for U.S. Department of Justice-related projects; however, some contracts were lost in the final stage of negotiations, while other projects experienced a schedule change. The consolidated forecasts released on May 15, 2018 were based on an assumption that the Legal Tech business would be successful in winning contracts for these projects. As such, the sales forecast for the Legal Tech business was revised down by approximately 2,100 million yen. This revision led to a downward revision of the Group’s gross profit forecast, and while the Group managed selling, general and administrative expenses carefully, being conscious of building an enduring platform for future growth, these efforts were not sufficient to offset the reduction in the gross profit. As a result, the Group’s operating income is expected to be approximately 450 million yen lower than initially projected. Accordingly, forecasts for ordinary income and net income attributable to owners of the parent released on May 15, 2018 were also revised down.

Amid the increase in large-scale projects in the Legal Tech business, the Group newly established the Global Legal Business Management Department in order to more efficiently manage, operate, and assess projects on a group-wide basis rather than on a business location basis. These marketing efforts have developed and cultivated closer relationships with leading U.S. law firms and succeeded in generating steady progress, particularly in terms of the growth in opportunities that have potential to explore and exploit future engagements. Nevertheless, realizing improvements in business performance may need more time and effort than initially expected. The Group will continue its efforts to expand customer base for large-scale projects and strengthen its tolerance to withstand fluctuations in sales. At the same time, the Group is also committed to capturing new business opportunities by securing chances of winning contracts and, thus, increasing sales in the Legal Tech business through stepping up efforts to build relationships with companies in Asia, leading law firms in the U.S., and U.S.-based subsidiaries of existing customers.

In the AI Solutions business, the sales forecast was revised down by approximately 300 million yen lower than initially projected, but the operating income forecast is expected to remain unchanged through disciplined cost management.

Please note that the forecasts provided above are prepared based on the information available as of the date this notice is prepared, and actual results may differ significantly from the forecasts due to various factors, such as foreign exchange rate fluctuations.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the forecasts in this announcement are forward-looking statements. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; the ability of FRONTEO to successfully establish a cross-border marketing framework and reinforce the business operational structure of the U.S. subsidiary; the ability of and speed at which the AI Solution business can develop new business areas and marketing partners; expectations regarding demand for, and market acceptance of, FRONTEO’s services; the ability of FRONTEO to win joint research and/or contracted development projects; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.